UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

G3 VRM ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

362425100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 362425100	Page 2 of 8

1	NAME OF REPORTING PERSON G3 VRM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,962,780 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,962,780 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,780 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (4)
12	TYPE OF REPORTING PERSON OO

(1)	G3 VRM Holdings LLC (the “Sponsor”) owns 2,446,500 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255226) and have no expiration date, and 516,280 shares of Class A common stock. These securities are held directly by the Sponsor.

(2)	VerifyMe, Inc. and CISCAP 4, LLC are the members of Sponsor, Matthew Konkle is the Chief Executive Officer and manager of Sponsor, and they share voting and dispositive power over the securities held directly by the Sponsor. As a result, VerifyMe, Inc., CISCAP 4, LLC and Mr. Konkle may be deemed to have beneficial ownership of the securities held directly by the Sponsor, but disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(3)	Excludes 51,628 shares of Class A common stock issuable upon the exchange of 516,280 rights of the Issuer held directly by the Sponsor. Each right is automatically exchangeable for one-tenth of one share of Class A common stock upon completion of the Issuer’s initial business combination, as is described under the heading “Description of Securities—Rights” in the Issuer’s registration statement on Form S-1 (File No. 333-255226).

(4)	Based on 11,301,670 shares of the Issuer’s Class A common stock and 2,656,500 shares of Class B common stock issued and outstanding as of November 12, 2021.

Schedule 13G

CUSIP No. 362425100	Page 3 of 8

1	NAME OF REPORTING PERSON VerifyMe, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,962,780 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,962,780 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,780 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (4)
12	TYPE OF REPORTING PERSON CO

(1)	The securities are held directly by G3 VRM Holdings LLC (the “Sponsor”). VerifyMe, Inc. and CISCAP 4, LLC are the members of Sponsor, Matthew Konkle is the Chief Executive Officer and manager of Sponsor, and they share voting and dispositive power over the securities held directly by the Sponsor. As a result, VerifyMe, Inc., CISCAP 4, LLC and Mr. Konkle may be deemed to have beneficial ownership of the securities held directly by the Sponsor, but disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2)	The Sponsor owns 2,446,500 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255226) and have no expiration date, and 516,280 shares of Class A common stock.

(3)	Excludes 51,628 shares of Class A common stock issuable upon the exchange of 516,280 rights of the Issuer. Each right is automatically exchangeable for one-tenth of one share of Class A common stock upon completion of the Issuer’s initial business combination, as is described under the heading “Description of Securities—Rights” in the Issuer’s registration statement on Form S-1 (File No. 333-255226).

(4)	Based on 11,301,670 shares of the Issuer’s Class A common stock and 2,656,500 shares of Class B common stock issued and outstanding as of November 12, 2021.

Schedule 13G

CUSIP No. 362425100	Page 4 of 8

1	NAME OF REPORTING PERSON CISCAP 4, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,962,780 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,962,780 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,780 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (4)
12	TYPE OF REPORTING PERSON OO

(1)	G3 VRM Holdings LLC (the “Sponsor”) owns 2,446,500 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255226) and have no expiration date, and 516,280 shares of Class A common stock. These securities are held directly by the Sponsor.

(2)	VerifyMe, Inc. and CISCAP 4, LLC are the members of Sponsor, Matthew Konkle is the Chief Executive Officer and manager of Sponsor, and they share voting and dispositive power over the securities held directly by the Sponsor. As a result, VerifyMe, Inc., CISCAP 4, LLC and Mr. Konkle may be deemed to have beneficial ownership of the securities held directly by the Sponsor, but disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(3)	Excludes 51,628 shares of Class A common stock issuable upon the exchange of 516,280 rights of the Issuer held directly by the Sponsor. Each right is automatically exchangeable for one-tenth of one share of Class A common stock upon completion of the Issuer’s initial business combination, as is described under the heading “Description of Securities—Rights” in the Issuer’s registration statement on Form S-1 (File No. 333-255226).

(4)	Based on 11,301,670 shares of the Issuer’s Class A common stock and 2,656,500 shares of Class B common stock issued and outstanding as of November 12, 2021.

Schedule 13G

CUSIP No. 362425100	Page 5 of 8

1	NAME OF REPORTING PERSON Matthew Konkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 115,000 (1)
	6	SHARED VOTING POWER 2,962,780 (2)(3)(4)
	7	SOLE DISPOSITIVE POWER 115,000 (1)
	8	SHARED DISPOSITIVE POWER 2,962,780 (2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,077,780 (1)(2)(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.1% (5)
12	TYPE OF REPORTING PERSON IN

(1)	Mr. Konkle owns 115,000 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255226) and have no expiration date. The securities are held directly by Mr. Konkle and he has sole voting and dispositive power with respect to such shares.

(2)	G3 VRM Holdings LLC (the “Sponsor”) owns 2,446,500 shares of Class B common stock of the Issuer, which are convertible for the Issuer’s Class A common stock as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255226) and have no expiration date, and 516,280 shares of Class A common stock. These securities are held directly by the Sponsor.

(3)	VerifyMe, Inc. and CISCAP 4, LLC are the members of Sponsor, Matthew Konkle is the Chief Executive Officer and manager of Sponsor, and they share voting and dispositive power over the securities held directly by the Sponsor. As a result, VerifyMe, Inc., CISCAP 4, LLC and Mr. Konkle may be deemed to have beneficial ownership of the securities held directly by the Sponsor, but disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(4)	Excludes 51,628 shares of Class A common stock issuable upon the exchange of 516,280 rights of the Issuer held directly by the Sponsor. Each right is automatically exchangeable for one-tenth of one share of Class A common stock upon completion of the Issuer’s initial business combination, as is described under the heading “Description of Securities—Rights” in the Issuer’s registration statement on Form S-1 (File No. 333-255226).

(5)	Based on 11,301,670 shares of the Issuer’s Class A common stock and 2,656,500 shares of Class B common stock issued and outstanding as of November 12, 2021.

Schedule 13G

CUSIP No. 362425100	Page 6 of 8

Item 1(a). Name of Issuer:

G3 VRM Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

420 Boylston Street, Suite 302, Boston, MA 02116

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. G3 VRM Holdings LLC

2. VerifyMe, Inc.

3. CISCAP 4 LLC

4. Matthew Konkle

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of G3 VRM Holdings LLC, CISCAP 4 LLC and Mr. Konkle is as follows:

420 Boylston Street, Suite 302, Boston, MA 02116

The principal business address of VerifyMe, Inc. is as follows:

75 S. Clinton Ave., Suite 510, Rochester, New York

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

362425100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

Schedule 13G

CUSIP No. 362425100	Page 7 of 8

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

G3 VRM Holdings LLC

By:	/s/ Matthew Konkle
Name:	Matthew Konkle
Title:	CEO & Manager

VerifyMe, Inc.

By:	/s/ Patrick White
Name:	Patrick White
Title:	CEO

CISCAP 4 LLC

By:	/s/ Donn Worby
Name:	Donn Worby
Title:	Manager

Matthew Konkle

By:	/s/ Matthew Konkle
Name:	Matthew Konkle

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2022, by and among G3 VRM Holdings LLC, VerifyMe, Inc., CISCAP 4 LLC and Matthew Konkle.

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 14 day of February 2022, by and among G3 VRM Holdings LLC, VerifyMe, Inc., CISCAP 4 LLC and Matthew Konkle.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Class A common stock, $0.0001 par value per share, of G3 VRM Acquisition Corp. is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

G3 VRM Holdings LLC

By:	/s/ Matthew Konkle
Name:	Matthew Konkle
Title:	CEO & Manager

VerifyMe, Inc.

By:	/s/ Patrick White
Name:	Patrick White
Title:	CEO

CISCAP 4 LLC

By:	/s/ Donn Worby
Name:	Donn Worby
Title:	Manager

Matthew Konkle

By:	/s/ Matthew Konkle
Name:	Matthew Konkle